OneAir

Financial Statements

For the fiscal year ended December 31, 2024 and December 31, 2023

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OneAir

Balance Sheet

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Balance Sheet	Dec 31, 2024	Dec 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$46,098.92	$156,934.86
Accounts receivable	$100.00	$0.00
Inventory asset	$3,324.33	$3,324.33
Total current assets	**$49,523.25**	**$160,259.19**
Other assets (security deposits)	$17,796.26	$6,756.26
Total assets	**$67,319.51**	**$167,015.45**
Liabilities and Equity		
Current liabilities:		
Credit cards	$36,511.96	$57,650.06
Total current liabilities	**$36,511.96**	**$57,650.06**
Total liabilities	**$36,511.96**	**$57,650.06**
Equity:		
Funding	$322,615.75	$246,002.50
Opening balance equity	$14,485.71	-$21,129.01
Partner distributions	$28,994.39	$2,546.39
Retained earnings	-$146,309.55	$0.00
Net income	-$188,978.75	-$118,054.49
Total equity	**$30,807.55**	**$109,365.39**
Total liabilities and equity	**$67,319.51**	**$167,015.45**

OneAir

Income Statement

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Income Statement	Year Ended Dec, 2024	Year Ended Dec, 2023
Gross Revenue	$1,489,263.73	$301,858.14
Cost of revenue	$1,417,008.64	$290,158.07
Gross profit/loss	**$72,255.09**	**$11,700.07**
Operating expenses	$262,924.87	$129,957.50
Operating profit/loss	**-$190,669.78**	**-$118,257.43**
Other income/expense	$1,691.03	$202.94
Net profit/loss	**-$188,978.75**	**-$118,054.49**

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OneAir

Statement of Cash Flows

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Statement of Cash Flows	Year Ended Dec, 2024	Year Ended Dec, 2023
Cash flows from operating activities	-$210,216.85	-$64,782.69
Cash flows from financing activities	$110,420.91	$200,677.29
Cash flows from investing activities	-$11,040.00	-$6,756.26
Cash at beginning of period	$156,934.86	$27,796.52
Net increase/decrease in cash	-$110,835.94	$129,138.34
Cash at the end of period	**$46,098.92**	**$156,934.86**

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OneAir

Statement of Changes in Equity

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Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2023
Opening Balance	$109,365.39	$26,742.59
Net profit/loss	-$188,978.75	-$118,054.49
Capital contributions	$76,613.25	$246,002.50
Other equity changes	$33,807.66	-$45,325.21
Ending Balance	**$30,807.55**	**$109,365.39**

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OneAir

Notes to the Financial Statements

For the fiscal year ended December 31, 2024 and December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

OneAir (the "Company") operates as a business entity engaged primarily in sales activities, including advertising, marketing, and related services. The accompanying financial statements present the financial position and results of operations for the fiscal years ended December 31, 2023 and 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances held in bank accounts, including Bank of America and Wells Fargo checking accounts, and highly liquid investments with maturities of three months or less when purchased.

d) Revenue Recognition

Revenue is recognized when the Company has satisfied its performance obligations and the customer has obtained control of the goods or services. Revenue is primarily derived from sales activities.

e) Inventory

Inventory is stated at the lower of cost or net realizable value.

f) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or aware of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

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